# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Trevi Therapeutics, Inc., CIK 0001563880
CUSIP: 89532M101
Title of class of securities: Common Stock, $0.001 par value per share ("Common Stock")
Address of issuer's principal executive offices: 195 CHURCH STREET, 14TH FLOOR, NEW HAVEN, Connecticut (CT), 06510
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001104659-23-018476
Filed by CIK 0001687509

## Reporting persons
- Rubric Capital Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,205,129; sole dispositive power 0; shared dispositive power 4,205,129; aggregate amount beneficially owned 4,205,129 (4.71% of the class)
- David Rosen: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,205,129; sole dispositive power 0; shared dispositive power 4,205,129; aggregate amount beneficially owned 4,205,129 (4.71% of the class)

## Item 1. Issuer
Name of issuer: Trevi Therapeutics, Inc.
Address of issuer's principal executive offices: 195 CHURCH STREET, 14TH FLOOR, NEW HAVEN, CT, 06510

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Rubric Capital Management LP ("Rubric Capital"), the investment adviser to certain investment funds and/or accounts (collectively, the "Rubric Funds")that hold the shares of common stock, par value $0.001 (the "Common Stock") of Trevi Therapeutics, Inc., a Delaware corporationreported herein; and

(ii) David Rosen ("Mr. Rosen"), Managing Member of Rubric Capital Management GP LLC, the general partner of Rubric Capital

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the forgoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the Shares reported herein.
Address of principal business office or, if none, residence: The address of the principal business office of each ofthe Reporting Persons is155 East 44th St, Suite 1630, New York, NY 10017.
Citizenship: Rubric Capital is a Delaware limited partnership. Mr. Rosen is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a) is set forth in Row- 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in Row (11) of the cover page for each ofthe Reporting Persons is based on the 89,365,711shares of Common Stock outstanding as of December 17, 2024, which is the sum of (i) the 76,865,711 shares of Common Stock outstanding as of October 31, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024 filed with the Securities and Exchange Commission on November 6, 2024 and (ii) the 12,500,000 shares of Common Stock issued by the Issuer on December 17, 2024, as disclosed in the Issuer's Current Report on Form 8-Kfiled with the Securities and Exchange Commission on December 16, 2024.
Percent of class: 4.71%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Rubric Capital Management LP: /s/ Michael Nachmani, Michael Nachmani / Chief Operating Officer (02/13/2025)
- David Rosen: /s/ David Rosen, David Rosen / individually (02/13/2025)